Exhibit 99.2

THE EVOLUTION OF A GLOBAL RETAIL CHAMPION Q 3 / 2016 Financial Results – November 2  , 2016

Page 2 DISCLAIMER This presentation may include forward - looking statements, including forecasts, evaluations, pro forma figures, estimates and oth er information relating to future events and issues. Forward - looking statements may relate to, among other things, revenues, earnings, cash flo ws, capital expenditures and other financial items. Forward - looking statements may also relate to our business strategy, goals and expectati ons concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward - looking statements and can be identified by the use of forward - looking terminology such as the words "anticipate", "beli eve", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward - looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Al though we believe the assumptions upon which any forward - looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward - looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affec t o ur results of operations and whether the forward - looking statements ultimately prove to be correct. Forward - looking statements are based on cu rrent expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward - looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F - 1, Registration Statement on Form F - 3, Annual Report on Form 20 - F and in other information we file and furni sh including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Secur iti es Administrators, including under the heading “Risk Factors.” All written and oral forward - looking statements attributable to us or persons acting on our behalf are expressly qualified in th eir entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we underta ke no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements t hat may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form par t of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit - Globe Ltd . or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with , a ny action, contract, commitment or relating thereto or to the securities of Gazit - Globe Ltd.

Page 3 Rachel Lavine CEO Adi  Jemini CFO

Page 4 FINANCIAL RESULTS FOR Q 3 2016 3 months ended September 30 (in NIS million except per share data)   Change % Property rental income 1,512 1,547 (2.3%) NOI 1,061 1,066 (0.5%) NOI margin 70.2% 68.9% - FFO 144 158 (8.9%) FFO per share (NIS) 0.74 0.89 (17%) Number of shares used in calculating the diluted FFO per share (mm) 195.6 178.5 10 % Cash flow from operating activities 564 673 - Fair value gain on investment property 291 - - Net income (loss) attributable to equity holders of the company 381 (92) - Diluted net income (loss) per share attributable to equity holders of the Company (NIS) 1.98 0.52 -

Page 5  months ended September 30 (in NIS million except per share data)  6  5 Change % Property rental income 4,574 4,588 (0.3%) NOI 3,187 3,137 1.6% NOI margin 69.7% 68.4% - FFO 421 481 (12%) FFO per share (NIS) 2.15 2.69 (20%) Number of shares used in calculating the diluted FFO per share (mm) 195.6 178.6 9.5 % Cash flow from operating activities 1 , 167 1 , 170 - Fair value gain on investment property 1 , 112 480 - Net income attributable to equity holders of the company 200 414 - Diluted net income per share attributable to equity holders of the Company (NIS) 0.94 2.30 - FINANCIAL RESULTS FOR Q 1 - Q 3 2016

GAZIT GLOBE

FFO AND LTV TREND

Q1 – Q3/2016 FFO and FFO Per share - YTD


In Millions NIS
FFO
150
140
130
120
135
142
144
Q1/2016
Q2/2016
Q3/2016


NIS Per Share
FFO P/S
0.75
0.70
0.65
0.60
0.69
0.72
0.74
Q1/2016
Q2/2016
Q3/2016

LTV - YTD


Solo – Market LTV
62.0%
60.9%
57.7%
57.8%
Q4/2015
Q1/2016
Q2/2016
Q3/2016


Solo – Book LTV
63.7%
63.9%
62.8%
62.8%
Q4/2015
Q1/2016
Q2/2016
Q3/2016

Page 6

Page 7 OPERATIONAL PARAMETERS Resilient Assets with Stable Occupancy Q1 – Q3/2016 Same Property NOI Growth 95.5% 95.3 % Total 95.6% 94.7% 96.7% 96.3% 95.4% 95.0% 96.0% 95.7 % USA Canada North Europe Central and Eastern Europe 30/09/2015 30/09/2016 Total 0.6% 4.4% 0.8% - 1.7% - 2.6% USA Canada North Europe Central and Eastern Europe (*) Excluding foreign exchange fluctuation.

Page 8 FAIR VALUE OF INVESTMENT PROPERTY Change in fair value (pre - tax, Consolidated ) Quarter ended September 30 2016 2015 178 180 135 (45) 13 (121) (31) (28) (4) 14 291 - (NIS million)

Page 9 As of September 30 As of December 31 (in NIS million except per share data)   Total Assets 85 , 110 84 , 236 Investment Properties & Development 76 , 862 74 , 019 Interest Bearing Debt, Net 42 , 337 41 , 962 Total Equity 33 , 266 30 , 995 Shareholder’s Equity 7 , 837 7 , 512 Shareholder’s Equity Per Share 40.1 38.4 EPRA NAV per share 54.5 52.9 Net Debt to Total Assets (LTV) 50.7% 51.3 % BALANCE SHEET HIGHLIGHTS

Page 10 LIQUIDITY AND FINANCIAL STRENGTH 2.4 8.9 September 30, 2016 Liquidity Leverage at the company and its private subsidiaries NIS Billions Unencumbered Pool of Assets NIS Billions consolidated Subsidiaries 83 % of investment property 11.3 51.3% 50.7% December 31, 2015 September 30, 2016 60.5 64.1 December 31, 2015 September 30, 2016 Access to Capital Markets – Q1 - Q3/2016 Bonds NIS Billions Equity 1.3 3.1

Page 11 80% 20% 335 772 1,355 1,519 1 , 186 999 891 1 , 060 1 , 212 494 2,086 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 and After NIS Millions (1) As of 30 September 2016 . Comprises financial liabilities at the Gazit - Globe parent level and its private subsidiaries. Debt Breakdown Debenture Maturity Schedule ▪ Weighted average debt maturity: 4.9 years ▪ Average interest rate: 4.6 % Total Debt NIS 14.9 bn Debentures Financial Institutions WELL STAGGERED DEBT MATURITY SCHEDULE

Page 12 Transaction Rationale ▪ Savings in corporate expenses and cost synergies are expected to exceed NIS 100 million annually. ▪ Combined entity will have a more attractive cost of capital and the merger will strengthen Regency’s standings vis - à - vis its tenants, as well as with regard to its leasing activities and asset management. ▪ The merged Company will have stronger geographic and tenant diversification while maintaining a focus on the grocery anchored and necessity based shopping centers, and will further reduce the risk profile of Gazit Globe. ▪ The merged company will be comprised of approximately 5.4 million square meters of GLA. ▪ The merged company will likely be included in the S&P 500 Merged company will be the leading US shopping center REIT Based on the FFO forecasts of both EQY and REG as reported in Q 3 / 2016 Before the Merger Transaction Post Merger Transaction Holding rate 36.5% 13.2% Gazit’s proportionate FFO NIS 263 million NIS 280 million G&A savings in Gazit HQ - NIS 6 million Economic FFO NIS 263 million NIS 286 million Credit rating Baa2 / BBB BBB+ / BBB+ / Baa2 Post Transaction – Less Risk and higher Cashflow

Page 13 M erger T ransaction Summary ▪ Gazit Globe’s US subsidiary, Equity One (NYSE: EQY), will merge with Regency Centers (NYSE: REG ) creating the largest and leading high - quality supermarket anchored REIT in the US with an aggregate market capitalization exceeding US$ 11.0 billion and an enterprise value of approx. US$ 15.6 billion. ▪ Equity One has been valued in the transaction with a market cap of approx. US$ 4.6 billion, which equates to a premium of approx . 13.7 % over EQY’s market value. ▪ The merger will be consummated by way of a share swap at a fixed exchange ratio of one Equity One share per 0.45 Regency share, without current tax consequences. ▪ The combined entity will have substantially greater liquidity and deeper access to capital markets. ▪ This transaction further highlights Gazit Globe’s commitment to creating value for its shareholders. ▪ The transaction represents a gain of approximately NIS 1 billion for Gazit Globe, an increase of approximately NIS 5 per share to Gazit Globe’s NAV and corporate cost saving of approximately NIS 6 million per annum ▪ Gazit Globe will be the largest shareholder of the merged entity and will retain an approx. 13.2 % ownership stake . Equity One (NYSE: EQY), will merge with Regency Centers (NYSE: REG) creating the largest and leading high - quality supermarket anchored REIT in the US with an enterprise value of approx. $15.6 billion USD.

Page 14 GOOD THINGS HAPPEN WHEN YOU OWN GOOD REAL ESTATE